AIRING INC.
SERIES SEED PREFERRED STOCK CROWDFUNDING FINANCING
COUNTERPART SIGNATURE PAGE

Pursuant to the terms and conditions of Section 1 of the Series Seed Preferred Stock Crowdfunding Purchase Agreement, dated as of ____[EFFECTIVE DATE]____ (as amended, restated or otherwise modified from time to time, the "*Crowdfunding Purchase Agreement*"), by and among Airing Inc., a Delaware corporation (the "*Company*"), and the parties listed therein as "Purchasers," the undersigned (the "*New Purchaser*") has agreed to purchase Shares at the Closing or an Additional Closing, as applicable, for the aggregate purchase price set forth on such New Purchaser's signature page attached hereto. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Crowdfunding Purchase Agreement.

1.   The New Purchaser hereby certifies that such New Purchaser has read and understands: (a) the Crowdfunding Purchase Agreement; (b) the Restated Charter; (c) the Investors' Rights Agreement; and (d) the Company's Form C filed with the Securities and Exchange Commission (the "Form C")

2.   The New Purchaser hereby agrees that, as a condition precedent to and effective upon the issuance of the Shares to the New Purchaser at the applicable Closing, (a) the New Purchaser shall become a party to and bound by the Crowdfunding Purchase Agreement as a "Purchaser" and (b) the New Purchaser shall become a party to and bound by the Investors' Rights Agreement as an "Investor." The New Purchaser has read and agrees to the provisions regarding cancellation of the Crowdfunding Purchase Agreement set forth in the Form C including under the provisions relating to the Company's right to cancel.

3.   The New Purchaser hereby confirms that the representations and warranties of the Purchasers contained in Section 3 of the Crowdfunding Purchase Agreement are true and correct with respect to the New Purchaser as of the date hereof.

4.   This agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Airing Inc.
_____

Founder Signature
_____

Name: _____[FOUNDER NAME]_____

Title: _____[FOUNDER TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

By:____*Investor Signature*_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

State of Residency:___[RESIDENCY STATE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited